Mail Stop 3010

August 18, 2009

Mr. David T. Nguyen
Treasurer and Controller
Portsmouth Square, Inc.
820 Moraga Drive
Los Angeles, CA 90049

> **Re: Portsmouth Square, Inc.**
> **Form 10-K for fiscal year ended June 30, 2008**
> **Filed September 25, 2008**
> **File No. 0-4057**

Dear Mr. Nguyen:

We have reviewed your response letter dated July 21, 2009 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended June 30, 2008

Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Business and Significant Accounting Policies and Practices

Minority Interest, page 40

1.   We note your response to our prior comment one. Based on your response it does not appear that the limited partners have a contractual obligation to fund the

accumulated deficit in Justice Enterprises, Inc. As such, we continue to believe these losses should be charged to the majority interest in accordance with paragraph 15 of ARB 51. Please revise your financial statements accordingly.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant